Steven M. Blondy
Executive Vice President and Chief
Financial Officer
R.H. Donnelley Corporation
1001 Winstead Drive
Cary, North Carolina 27513
Tel: 919.297.1116
Fax 919.297.1601
steve.blondy@rhd.com
December 8, 2006
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549
SEC File No. 1-07155

Re:	R.H. Donnelley Corporation Form 10-K for the fiscal year ended December 31, 2005 filed on March 16, 2006 (“Form 10-K”)

Form 10-Q for the quarter ended June 30, 2006 filed on August 9, 2006 (“Form 10-Q”)
Dear Mr. Spirgel:
This letter is in response to your letter to R.H. Donnelley Corporation, herein referred to as the (“Company”), with respect to the above referenced filings. For your convenience, we have set forth each comment and provided our response immediately thereafter. Capitalized terms used without definition have the meanings given to such terms in the above referenced filings.

Form 10-K for the Fiscal Year Ended December 31, 2005
Adjusted and Adjusted Pro Forma Amounts and Other Non-GAAP Measures, page 49
Comment 1. We note your statement “While we believe the 2005 adjusted and 2004 adjusted pro forma results reasonably represent results as if the businesses had been combined for the full years 2005 and 2004, because of differences in application of accounting policies and practices between the Company and the acquired entities, management does not believe these 2005 adjusted and 2004 adjusted pro forma amounts are strictly comparable, nor are they necessarily indicative of results for future periods.” Since these non-GAAP results are not comparable and given that you already explain the significance of your acquisitions in your GAAP results of operations, please revise to eliminate these non-GAAP measures in future filings.
Response
Due to the significant impact of purchase accounting on our results reported in accordance with GAAP associated with the various transactions disclosed in our Form 10-K, and the resulting lack of comparability between period over period financial results, over the past four years (beginning in 2003) management has regularly disclosed certain non-GAAP measures in accordance with Regulation G and Rule 10(e) of Regulation S-K (collectively, the “Non-GAAP Disclosure Rules”).
We believe that our historical disclosures of non-GAAP measures have significantly enhanced the transparency of our results of operations and therefore have been very useful to our investors, analysts, potential investors and other readers of our financial statements. Additionally, we believe the non—GAAP measures provide a meaningful bridge between our operating results reported in accordance with GAAP and operating cash flow, which is not directly impacted by purchase accounting. We have received positive feedback from our investors and analysts with respect to this non-GAAP information due to the complexity of the effects of purchase accounting on our financial results. Many analysts have used non-GAAP financial information to the exclusion of GAAP information in addressing the needs of their clients and our investors. If it would be helpful for the Staff for us to provide copies of some examples of such analyst reports on a confidential basis, we will endeavor to obtain the consent of the relevant analysts to do so.
We also believe that such non-GAAP measures will remain important to a more full and accurate understanding of the Company’s results of operations by investors, potential investors, analysts and other readers of the financial statements so long as purchase accounting continues to significantly impact our financial results, which will continue through the period ending January 31, 2007 (assuming no further acquisitions). We note, however, that for year over year comparability we would propose to continue to disclose in 2007 such non-GAAP financial measures for 2006 periods.

In addition, the statement that the Staff highlighted by underscoring it — “management does not believe these [particular non-GAAP measures] are strictly comparable” — was included only because management believes that while these non-GAAP measures were important to a full and accurate understanding of our financial results, we also believe it was necessary to inform investors that these particular non-GAAP measures do not provide an exact or perfect comparison period over period. As the accounting acquirer in each of the transactions disclosed in our Form 10-K, we were required to adopt and implement our own accounting policies and practices and, in some cases, our accounting policies and practices were different in some respects as compared to the acquired company’s accounting policies and practices. As a result of these differences in accounting policies and practices, comparability of financial results was modestly impacted over those periods. None of these comparability differences approached the materiality of the effects from purchase accounting.
That particular statement was not intended to suggest that the non-GAAP measures are not comparable or otherwise helpful to a reader’s understanding of our financial results. Quite the contrary, the entire paragraph, other than the one clause that the Staff underlined, including the first part of the sentence in which that statement appears, clearly emphasizes management’s strong belief regarding the importance of those non-GAAP measures to a full and accurate understanding of our financial results by the readers of our financial statements. Management still firmly believes that these non-GAAP measures are useful for investors and other readers of our financial statements.
We chose to use the word “strictly” to modify “comparable” explicitly to make the point that these non-GAAP results are more comparable than the GAAP results, but that they were not exact or perfect comparisons. Disclosing all of the various differences in accounting policies and practices would not provide investors with useful information. We believe it is prudent and consistent with the federal securities laws to inform users of our financial statements of this comparability matter. By doing so, we did not intend to suggest that it detracts from the importance or value of these non-GAAP measures, and based upon feedback from our investors we believe that they properly interpret these measures as we intended.
In summary, management views these non-GAAP measures as important to a full, transparent and accurate understanding of our financial results. In addition, management (i) uses these very measures to monitor and assess our business, and (ii) discusses these measures with our Board of Directors, and our Board of Directors utilizes these measures to compensate management on performance based incentives, all of which demonstrates the importance and value of these measures in light of the significant effects of purchase accounting.
Based upon the foregoing, we respectfully request that the Staff reconsider its request that we cease disclosing these non-GAAP measures in our future filings. As noted above, the impacts of purchase accounting on our revenue and related costs pertaining to the Dex Media Merger will not affect our results of operations after January 31, 2007 as purchase accounting affects such results for 12 months following the applicable acquisition.

Therefore, we do not intend to disclose these non-GAAP measures with respect to 2007 results relating to the Dex Media Merger. We note, however, that for year over year comparability we would propose to continue to disclose in 2007 such non-GAAP financial measures for 2006 periods.
Advertising Sales — Publication Sales, page 52
Comment 2. Your reconciliation of advertising sales appears unclear and components of the reconciliation are not comparable from period to period. As such, please revise to eliminate this non-GAAP measure in future filings.
Response
While we understand the Staff’s position with respect to non-GAAP measures, management firmly believes that advertising sales are an important metric for our investors, potential investors, analysts and other readers of the financial statements that greatly enhances transparency of our financial results for them, and that our presentation of advertising sales has been in accordance with the Non-GAAP Disclosure Rules.
As we have explained in our public disclosure, advertising sales present a more timely indication of the health of our markets and/or the success of our sales efforts due to the delay in revenue recognition associated with the deferral and amortization method. Management believes that a comparison of advertising sales for the same directories from one period to the next gives a more useful and more timely indication of underlying sales trends, economic conditions and business confidence than a comparison of directory revenue recognized using the deferral and amortization method. Because we recognize directory revenue ratably over the life of a directory under the deferral and amortization method, the amount of revenue recognized during a period is not directly related to current sales trends, economic conditions and business confidence during that period. Advertising sales are similar to “same-store” sales measures disclosed by many other companies. Our investors have welcomed our disclosure of advertising sales as a more useful and more timely assessment of our financial top-line results.
Many analysts have furnished advertising sales information in order to address the needs of their clients and our investors. If it would be helpful for the Staff for us to provide copies of some examples of such analyst reports on a confidential basis, we will endeavor to obtain the consent of the relevant analysts to do so.
We have complied with the Non-GAAP Disclosure Rules by more prominently disclosing GAAP net revenues and by including a detailed quantitative reconciliation between GAAP net revenue and advertising sales. While we acknowledge this reconciliation can be complex and components may not be comparable year to year, due to the significant impacts from purchase accounting discussed in response 1 above, management believes this is useful information for readers of our financial statements, and we have complied with the Non-GAAP Disclosure Rules in disclosing such information.

Management reviews and evaluates advertising sales as its primary sales performance measure. It monitors and assesses its business based largely upon advertising sales. In addition, advertising sales is a major component of management’s performance-based incentive compensation, which we believe demonstrates the significant relevancy of this metric.
Based upon the foregoing, we respectfully request that the Staff reconsider its request that we cease referring to advertising sales in our future filings.
Consolidated Statements of Operations, page F-6
Comment 3. We note that your income statement presentation includes separate line items for gross revenues, sales allowances, and net revenues. We believe that it would be more appropriate for you to present only net revenue, and disclose the sales allowances either parenthetically or in the footnotes, if you believe that information is useful and meaningful to the investors. Please revise in future filings or explain why your current presentation is appropriate, including references to supporting authoritative literature.
Response
As requested, in our future filings, we will present only net revenue on the face of our consolidated statement of operations and will disclose sales allowances in the footnotes to our financial statements.
Comment 4. Please provide a caption for cost of revenue in accordance with Rule 5-03(b)(2) of Regulation S-X.
Response
As requested, in our future filings, we will provide a “cost of revenue” caption in accordance with Rule 5-03 (b)(2) of Regulation S-X on the face of our consolidated statement of operations.
Comment 5. We note on page 44 that you record selling and bad debt expense as part of your operating expenses, please state separately any material amounts of selling, general and administrative expenses and bad debt expense on the face of your consolidated statement of operations in accordance with Rule 5-03(b) of Regulation S-X.
Response
As requested, in our future filings, we will state separately any material amounts of selling, general and administrative expenses or bad debt expense on the face of our consolidated statement of operations, in accordance with Rule 5-03 (b) of Regulation S-X.

Comment 6. Please comply with SAB Topic 11:B, as applicable, by identifying the amount of applicable depreciation and amortization that is excluded from the caption “cost of revenue.”
Response
Upon review of SAB Topic 11:B, it is our understanding that the amount of applicable depreciation and amortization that is excluded from the caption “cost of revenue” need not be separately disclosed, and therefore we do not intend to do so in our future filings. In our future filings, we will comply with the requirements of SAB Topic 11:B and include the caption “cost of revenue (exclusive of depreciation and amortization shown separately below)” on the face of our statement of operations.
17. Subsequent Events, page F-50
GS Repurchase, page F-53
Comment 7. Tell us why you reversed the previously recorded beneficial conversion feature and recorded an increase of $31.2 million related to shares repurchased on January 27, 2006. Refer to your basis in accounting literature.
Response
We extinguished our Preferred Stock in two separate transactions on January 14, 2005 and January 27, 2006 and we reacquired the embedded beneficial conversion feature. We accounted for these extinguishments, including the reacquisition of the beneficial conversion feature, following the guidance in Issue 12, paragraphs 39-42 of EITF 00-27 “Application of Issue No 98-5 to Certain Convertible Securities” (“EITF 00-27”), and EITF No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”) ,which provides that the gain/loss on redemption under EITF Topic D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock”, be increased/reduced for the previously allocated beneficial conversion feature.
We believe it would be helpful to provide to the Staff a brief summary of these transactions to better understand the accounting for these repurchases, including the treatment of the beneficial conversion feature in each transaction, and the application of the aforementioned accounting guidance.
Under the guidance of EITF 00-27 — Issue 12, if an entity redeems a convertible preferred security with a beneficial conversion option, the excess of (a) the fair value of the consideration transferred to the holders of the convertible preferred security over (b) the carrying amount of the convertible preferred security on the issuer’s balance sheet plus (c) the amount previously recognized for the beneficial conversion option should be subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share. In accordance with EITF D-98, the excess of the fair value of the consideration transferred to the holders of the preferred security over the carrying amount of the preferred stock recorded on the balance sheet represents a return to the preferred stockholders and, therefore should be treated in a manner similar to the treatment of dividends paid to holders of the preferred stock in the calculation of earnings per share.
On January 14, 2005, RHD repurchased 50% (or 100,303 shares) of its outstanding Preferred Stock from the GS Funds for $277.2 million in cash. The excess of the $277.2 million in cash paid to the GS Funds over the recorded value of that portion of the Preferred Stock as of January 14, 2005 of $108.4 million, inclusive of dividends earned through that date, and the amount of the previously recognized beneficial conversion feature of $35.1 million related to the 100,303 shares, totaled $133.7 million. In accordance with EITF 00-27 — Issue 12, such net amount was subtracted from net income for the purposes of calculating earnings per share for the period ended March 31, 2005. As a result, 50% of the previously recognized BCF was redeemed as a result of this repurchase. EITF D-98 states that the resulting increases or decreases in the carrying amount of a redeemable security other than common stock shall be affected by charges to retained earnings or, in the absence of retained earnings, by charges against paid-in capital. Accordingly, the $133.7 million charge first reduced retained earnings to zero, then reduced additional paid-in capital to zero. The remaining excess was charged to accumulated deficit.
On January 27, 2006, the Company repurchased the remaining 50% (or 100,301 shares) of its outstanding preferred stock from the GS Funds for $336.1 million in cash. Based on the terms of the related stock purchase agreement, which included a defined purchase price and repurchase time frame, the repurchase of the preferred stock became a probable event on the date of such agreement, which was October 3, 2005.
As a result, pursuant to EITF D-98, the Company was required to accrete the recorded value of the preferred stock to its redemption value of $334.1 million as of December 31, 2005. In accordance with EITF 00-27 — Issue 12, this accretion to redemption value of $211.0 million was recorded as a reduction to net income available to common shareholders on the Consolidated Statement of Operations for the year ended December 31, 2005. Consistent with EITF D-98 and the accounting treatment associated with the January 14, 2005 repurchase, the $211.0 million charge first reduced retained earnings to zero, then reduced additional paid-in capital to zero, and the remaining excess was charged to accumulated deficit.
Following the January 27, 2006 repurchase, for the three months ended March 31, 2006, the $2.0 million accretion to redemption value of $336.1 million from December 31, 2005 was recorded as a reduction to income available to common shareholders under EITF 00-27. In addition, upon consummation of the January 2006 repurchase, we redeemed the remaining previously recognized BCF of $31.2 million, the rest of which had been redeemed at the time of the January 2005 repurchase. As a result, the redemption of the BCF was recorded as an increase to income available to common shareholders on the Consolidated Statement of Operations for the three months ended March 31, 2006 consistent with EITF 00-27.

Form 10-Q for the Fiscal Quarter ended June 30, 2006
4. Intangible Assets and Goodwill, page 17
Comment 8. We note that you entered into directory services agreements, including a trademark license agreement, with Embarq, which was executed in May 2006 in conjunction with Sprint’s spin-off of its local telephone business. Tell us why you believe that the trade name intangible asset of $30 million is not impaired given that the new name is Embarq and not Sprint. Refer to your basis in accounting literature that supports your accounting.
Response
In connection with the Sprint-Nextel spin off of its local telephone business, management evaluated any potential impairment of the trade names it acquired in the SPA Acquisition valued at $30 million under the guidance of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). In connection with the SPA Acquisition, RHD obtained outright, unencumbered ownership of the following trademarks (the “Marks”):
•	The tagline “The Best Red Yellow Pages”; and

•	The “Look and feel” of the directories- (e.g., miscellaneous design trademarks and the red color for the directory cover layout).
These Marks are the ones which we initially valued at $30 million, and that we do not believe are impaired as a result of the spin-off by Sprint of Embarq. These Marks did not include any Sprint name, logo or other marks in any way directly tied to the name Sprint and are not subject to the trademark license agreement. The Sprint spin-off of Embarq in no way impacted our ownership of these Marks and there are no material limitations or qualifications or encumbrances on our right to use these Marks as we deem appropriate in our directory publishing business. Based on the foregoing, management did not consider the name change to Embarq to be a triggering event in accordance with SFAS 144. Absent the identification of any triggering events, further impairment evaluation was not necessary.
Comment 9. In addition, you state that the Embarq Directory Services Agreements replaced the previously-existing analogous agreements with Sprint, except that Sprint remained bound by their non-competition agreement. Please:
•	Describe to us any changes in the directory services agreements.

•	Tell us how you considered the replacement of the agreements when testing the associated intangible assets for impairment.

•	Tell us and disclose the assumptions used before and after the Sprint spin-off for your impairment testing. Refer to your basis in accounting literature.

Response
The directory services agreements the Company executed in May 2006 with Embarq are substantially identical in form and substance to those we had executed in 2003 with Sprint. The only significant change was the name of the legal entity and several minor clarifications, but none that would indicate impairment of the recorded intangible assets. The Company remains the “official” directory publisher of the incumbent local exchange carrier, now named Embarq, under substantially the same terms and conditions, and for the same remaining duration.
Under the guidance of SFAS 144, the first step in an impairment evaluation was to identify any triggering events that may indicate impairment. Management evaluated the following examples of triggering events in order to determine if the possibility of impairment exists regarding the valuations given to the original agreements entered into with Sprint.
•	A significant decrease in the market price of the long-lived assets.

•	A significant adverse change in the extent or manner in which the intangible assets are being utilized.

•	A significant adverse change in legal factors or in the business climate that could affect the value of the intangible assets.

•	A current period operating or cash flow loss, or forecasted operating or cash flow losses.
Management’s evaluation of the foregoing did not identify any triggering events that indicated impairment. In accordance with SFAS 144, absent the identification of triggering events, further impairment evaluation is not necessary. Accordingly, there were no other assumptions used in management’s impairment evaluation.
Additionally, as disclosed in the Company’s 2006 press release announcing operating results for the third quarter, the Company’s sales for the Embarq business remain strong and have resulted in positive growth in each of the last fourteen consecutive quarters. As Embarq continues its re-branding efforts, management will continue to evaluate the Company’s sales in the Embarq markets as a potential and primary triggering event for impairment testing.
Comment 10. We refer to your statement that during the second quarter of 2006, you completed an analysis of conforming Dex Media’s revenue recognition policy to your revenue recognition policy as required by purchase accounting, and as result, you recorded an increase to goodwill related to the Dex Media Merger of approximately $173.5 million. Tell us why you believe this post-merger expenditure should be part of the purchase price. Refer to your basis in accounting literature.

Response
The referenced increase in goodwill of $173.5 million was a direct result of the ongoing assessment of the fair value of acquired assets at January 31, 2006 based upon further analysis and information, and did not relate to any post-acquisition expenditure.
As discussed in footnote 2 to our financial statements in our Quarterly Report on Form 10-Q for the second quarter of 2006, the principal source of our revenue is from the sale of advertising into our yellow pages directories. Such revenue is deferred at the time of directory publication and amortized ratably over the life of the directory, which is typically 12 months. As a result of this accounting practice, we record unbilled accounts receivable and deferred revenue, net of an estimated allowance for sales claims and bad debts, on the date of publication. Absent purchase accounting, deferred revenue would amortize to the statement of operations over the life of the directory. In accordance with SFAS 141, Business Combinations, in an acquisition accounted for as a purchase, deferred revenue relating to directories published prior to the acquisition is eliminated and not recognized as revenue in post-acquisition periods. The related acquired unbilled accounts receivable, however, continues to be billed and collected by the acquiring company in subsequent periods.
As a result of the Dex Media Merger, which was effective January 31, 2006, the Company estimated the fair value of acquired unbilled accounts receivable for the 293 Dex-branded directories that were published in the year preceding the acquisition date. During the first few months following the Dex Media Merger, a detailed analysis of remaining unbilled accounts receivable, and related estimates of allowances for bad debts and sales claims, was performed for each acquired directory. Upon conclusion of this analysis, unbilled accounts receivable and related allowances were adjusted on the opening balance sheet. The impact of these adjustments, net of related tax effects, was recorded to goodwill. Such adjustments had no impact on our GAAP statement of operations, because any related acquired deferred revenue was also eliminated against goodwill, and had no current or future cash flow impact.
Critical Accounting Estimates, page 37
Pension Benefits, page 38
Comment 11. We note your reference to independent actuaries with respect to the valuation of plan obligations and annual pension expense. While you are not required to refer to this independent valuation consultant, when you do, you should disclose the name of the expert and provide the consent of the expert. If you decide to delete your reference to the independent valuation consultant, please revise the disclosures to explain the theoretical models and assumptions used by you to determine the valuation. Please comply with this comment to all areas in your financial statements where you have mentioned independent third-party valuations/appraisals/actuary reports.

Response
As requested, in our future filings, we will delete the reference to our independent valuation consultant and, accordingly, will ensure our pension benefit footnote includes disclosure as required by the applicable accounting pronouncements. Also as requested, we will ensure that our financial statements in future filings will not include a reference to independent third-party advisors or consultants in any other areas of our financial statements, or we will file related consents of such experts. In addition, we will ensure that related footnote disclosures will satisfy the relevant disclosure requirements when independent third-party consultants are not referenced.
Results of Operations, page 40
Comment 12. We note your statement “While the adjusted, adjusted pro forma and combined adjusted results each exclude the effects of purchase accounting, and certain other nonrecurring items... because of differences between RHD, AT&T and Dex Media and their respective predecessor accounting policies, the adjusted, adjusted pro forma and combined adjusted results are not strictly comparable and should not be treated as such.” Since these non-GAAP results are not comparable and given that you already explain the significance of your acquisitions in your GAAP results of operations, please revise to eliminate these non-GAAP measures in future filings.
Response
Please see our response to your Comment 1 above.
Advertising Sales, page 51
Comment 13. Your reconciliation of advertising sales appears unclear and components of the reconciliation are not comparable from period to period. As such, please revise to eliminate this non-GAAP measure in future filings.
Response
Please see our response to your Comment 2 above.
In connection with the above response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (919) 297-1116 should you wish to discuss any of the responses.
Sincerely,
/s/ Steven M. Blondy
Steven M. Blondy
Executive Vice President and Chief Financial Officer